Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 11, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10057
S&P MidCap 400 Dividend Aristocrats 25 Portfolio Series
(the “Trust”)
CIK No. 1906399 File No. 333-263522

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the disclosure states, “Under normal circumstances, the Trust will invest at least 80% of its assets in dividend-paying securities of mid capitalization companies, as determined by the S&P MidCap 400(R) Dividend Aristocrats(R) Index (the “Index”).” Please consider revising to clarify the mid capitalization companies come from the Index.

Response:In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

“Under normal circumstances, the Trust will invest at least 80% of its assets in dividend-paying securities of mid capitalization companies included in the S&P MidCap 400(R) Dividend Aristocrats(R) Index (the “Index”). As of April __, 2022, the market capitalization range of the Index was ___ to ___.”

2.Please clarify that the Index is comprised of U.S. companies.

Response:In accordance with the Staff’s comment, the Trust has revised the disclosure as follows:

“The Index is designed to measure the performance of U.S.-listed mid-sized companies within the S&P MidCap 400(R) Index that have increased dividends every year for at least 15 consecutive years.”

3.Please state the capitalization range of the Index.

Response:Please refer to the Trust’s response to Comment 1 above.

4.For each of the (1) Debt-to-equity, (2) Price-to-cash flow and (3) Return-on-assets factors, please indicate whether a higher or lower ratio will result in a higher factor score.

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“Debt-to-equity. Compares a company’s long-term debt to their stockholder’s equity. Higher levels of this ratio are associated with higher risk, lower levels with lower risk. Companies with lower debt-to-equity ratios receive a higher ranking.

Price-to-cash flow. Measures the cost of a company’s stock for every dollar of cash flow generated. A lower, but positive, ratio indicates investors are paying less for the cash flow generated which can be a sign of value, and therefore, these companies receive a higher ranking.

Return-on-assets. Compares a company’s net income to its total assets. The ratio shows how efficiently a company generates net income from its assets. Companies with higher return-on-assets ratios receive a higher ranking.”

5.The Staff notes the disclosure states, “Companies which, as of the business day prior to the Initial Date of Deposit, S&P has announced will be removed from the Index, or that are likely to be removed, based on S&P selection criteria, from the Index within thirty days from the selection date, have been removed from the universe of securities from which the stocks are selected.” Please clarify that this determination is made by the Sponsor, if true.

Response:In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

“Companies which, as of the business day prior to the Initial Date of Deposit, S&P has announced will be removed from the Index, or that the Sponsor determines are likely to be removed, based on S&P selection criteria, from the Index within thirty days from the selection date, have been removed from the universe of securities from which the stocks are selected.”

6.The Staff notes the disclosure states, “Please note that we applied the strategy which makes up the portfolio for the Trust at a particular time.” Please specify the date in which the strategy was applied.

Response: In accordance with the Staff’s comment, the “Portfolio Selection Process” section has been revised to state when the strategy was implemented, as follows:

“Begin with the stocks that comprise the Index as of two business days prior to the Initial Date of Deposit.”

7.Please change the intro of the “Additional Portfolio Contents” section to state, “In addition to the investments described above, the Trust invests in…”

Response: The above-referenced disclosure has been revised in accordance with the Staff’s comment.

8.Given the limited number of 25 portfolio stocks, please describe how the Trust will have investments in foreign securities.

Response: The Trust notes that S&P classifies all the securities within the S&P MidCap 400 Dividend Aristocrats Index as U.S. stocks. S&P U.S. Indices measure the market performance of stocks of companies that trade on U.S. exchanges and are domiciled in the U.S. However, First Trust may still classify some companies within S&P U.S. Indices as non-U.S. stocks if they are incorporated or headquartered outside the U.S. There are currently companies within the Index that are incorporated or headquartered outside the U.S. which First Trust considers non-U.S. stocks. Since these companies are currently in the Index, they are eligible to be selected for the portfolio.

Risk Factors

9.Consider adding disclosure that the performance of the Trust will not correlate to the performance of the Index because it is a subset of stocks from the Index selected based on criteria applied by the Sponsor.

Response:In accordance with the Staff’s comment, the following disclosure has been added to the section entitled “Portfolio Selection Process”:

“The Trust does not intend to fully replicate the Index and therefore the performance of the Trust is not expected to correlate with the performance of the Index.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon